Exhibit 99.6

For Third Consecutive Year NICE Named a Leader in Gartner's Magic
Quadrant for Workforce Engagement Management, Furthest for
Completeness of Vision
and Highest for Ability to Execute

NICE continues its Leader positioning in Gartner's report that provides an extensive overview of the WEM marketplace

Hoboken, N.J., February 14, 2019 – NICE (Nasdaq: NICE) today announced that Gartner Inc. has positioned NICE as a Leader in the Magic Quadrant for Workforce Engagement Management1, published February 12. NICE has been recognized as a Leader in this report for the third consecutive year. To access a complimentary copy of the report, please click here.

Simon Harrison, Sr. Director Analyst and Co-author of the report, said, "Engaged employees are essential to achieve customer service ambitions. A new management approach must therefore be adopted to balance operational goals with how staff feel about their day-to-day role."

Barry Cooper, President, NICE Enterprise Group, said, "We believe that this report is a direct reflection of our differentiated vision, continued leadership and innovation in Workforce Engagement Management. It’s our conviction that we deliver value to our customers through relentless innovation and that this is recognized in Gartner's report for yet another year. In our view, the NICE WEM offering uniquely improves employee engagement through a single customer service application suite that leverages Artificial Intelligence (AI), Robotic Process Automation (RPA) and capabilities such as persona-based workforce management and real-time gamification which take agent preferences and abilities into consideration. NICE remains committed to harnessing the power of AI and cloud analytics to empower smart, personalized connections in real time, enabling organizations to stay ahead of the game. We're delighted to receive this acknowledgement and see it as recognition of our innovation and execution as well as for our continued ability to deliver market differentiation and value to our customers."

Defining a Leader
The annual Gartner Inc. report offers a comprehensive look at the WEM marketplace as well as a snapshot of the vendors in it via its Magic Quadrant, which positions companies in one of the four quadrants, one of which is the Leaders quadrant. The analyst firm stipulates that “Leaders provide functionally broad and deep WEM solutions that can be deployed and supported globally. Their software is suitable for enterprises of all sizes and complexity, and they have broad industry coverage. Their revenue is strong and new references are readily available.” 1

1Source: Gartner, “Magic Quadrant for Workforce Engagement Management,” Simon Harrison, Jim Davies,  12 February 2019.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.